UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 18, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 7. Departure of Certain Officers

On November 18, 2024, Joshua Cryer informed Reticulate Micro, Inc. (the “Company”) that he resigned from his positions as Chief Executive Officer and President of the Company effective as of November 30, 2024. The Company expects to enter into a separation agreement and release of claims (the “Separation Agreement”) with Mr. Cryer. Mr. Cryer’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. A copy of the Separation Agreement will be filed as an exhibit to this Current Report once it has been executed.

Item 9. Other Events

Appointment of Andrew Sheppard as Chief Executive Officer

On November 25, 2024, the board of directors of the Company appointed Andrew Sheppard as the Chief Executive Officer and President of the Company effective as of December 1, 2024. At the same time, the Company entered into an employment agreement (the “Employment Agreement”) with Mr. Sheppard, pursuant to which he will be paid a monthly base salary of $20,000. In addition, the Company will grant a stock option to purchase 350,000 shares of the Company’s Class A Common Stock at $3.50 per share under the Reticulate Micro, Inc. 2022 Equity Incentive Plan to Mr. Sheppard. A copy of the Employment Agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

On December 2, 2024, the Company issued a press release announcing Joshua Cryer’s resignation and the appointment of Andrew Sheppard as Chief Executive Officer and President of the Company. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
6.1	Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated November 25, 2024
99.1	Press Release dated December 2, 2024 (new CEO)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2024	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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